82-3410

04054031

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

24th December 2004

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Resolutions passed by Postal Ballot

We refer to our letter dated 8th November, 2004 enclosing Notice dated 29th October, 2004, seeking approval of the Members of the Company by Postal Ballot, for alteration of the Objects Clause of the Memorandum of Association and commencement of new businesses by the Company at an appropriate time.

We write to advise that based on the Scrutinizer's Report dated 21st December, 2004, the Special Resolutions Nos. 1 & 2, as set out in the aforesaid Notice, were carried by requisite majority.

The results of the Postal Ballot, which were declared on 22nd December, 2004, were published on 24th December, 2004 in the Kolkata editions 'The Statesman' and 'Sambad Pratidin'. Three copies each of the newspaper clippings of the said advertisement are enclosed. Such results have also been posted on the Company's corporate website www.itcportal.com.

We also enclose six certified copies of the amendment to the Memorandum of Association, as approved by Postal Ballot.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Enclosed : as above

dlw 1/4

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

সংবাদ প্রতিদিন, শুক্রবার, ২৪ ডিসেম্বর ২০০৪

ITC Limited

২৯শে অক্টোবর, ২০০৪ তারিখাঙ্কিত বিজ্ঞপ্তির শর্তাধীনে পোস্টাল ব্যালটযোগে গৃহীত ভোটের ফলাফলের ঘোষণা

২১শে ডিসেম্বর, ২০০৪ তারিখাঙ্কিত স্ক্রুটিনাইজারের রিপোর্টের ভিত্তিতে ২২শে ডিসেম্বর, ২০০৪ তারিখের বেলা ১১টায় কোম্পানির রেজিস্টার্ড অফিসে ঘোষিত পোস্টাল ব্যালটের ফলাফল নিম্নরূপ :

বিশেষ প্রস্তাব নং - ১ — কোম্পানির মেমোর‍্যান্ডাম অফ অ্যাসোসিয়েশনের অবজেক্টস ক্লজের পরিবর্তন

	সদস্যদের সংখ্যা	ভোটের সংখ্যা (মূল্যমান -টাকায়	ভোটের শতাংশ হার
গৃহীত মোট পোস্টাল ব্যালট	১৩,৩৪৯	১,৭৭,৬৮,৪২,১২০	—
গৃহীত বৈধ পোস্টাল ব্যালট	১২,৮২৯	১,৭৭,৫৫,০৫,৯৪০	৯৯.৯২
গৃহীত অবৈধ পোস্টাল ব্যালট	৫২০	১৩,৩৬,১৮০	০.০৮
প্রস্তাবের পক্ষে পোস্টাল ব্যালট	১২,৬২৯	১,৭৬,২১,৩৯,৪২০	৯৯.১৭
প্রস্তাবের বিপক্ষে পোস্টাল ব্যালট	২০০	১,৩৩,৬৬,৫২০	০.৭৫

বিশেষ প্রস্তাব নং ২ — কোম্পানির নতুন ব্যবসায়কর্ম শুরু

	সদস্যদের সংখ্যা	ভোটের সংখ্যা (মূল্যমান -টাকায়	ভোটের শতাংশ হার
গৃহীত মোট পোস্টাল ব্যালট	১৩,৩৪৯	১,৭৭,৬৮,৪২,১১০	—
গৃহীত বৈধ পোস্টাল ব্যালট	১২,৮২৯	১,৭৭,৫৫,০৫,৯৩০	৯৯.৯২
গৃহীত অবৈধ পোস্টাল ব্যালট	৫২০	১৩,৩৬,১৮০	০.০৮
প্রস্তাবের পক্ষে পোস্টাল ব্যালট	১২,৬২৫	১,৭৬,২১,২৬,৪২০	৯৯.১৭
প্রস্তাবের বিপক্ষে পোস্টাল ব্যালট	২০৪	১,৩৩,৭৯,৫১০	০.৭৫

২৯শে অক্টোবর, ২০০৪ তারিখাঙ্কিত বিজ্ঞপ্তিতে বর্ণিত মতে ১ ও ২ নম্বর বিশেষ প্রস্তাব প্রয়োজনীয় গরিষ্ঠতা পেয়ে তদনুসারে গৃহীত হয়েছে।

তারিখ : ২২শে ডিসেম্বর, ২০০৪
রেজিস্টার্ড অফিস :
ভার্জিনিয়া হাউস,
৩৭ জওহরলাল নেহরু রোড,
কোলকাতা - ৭০০০৭১,
ভারত।

স্বাঃ এক্সিকিউটিভ ভাইস
প্রেসিডেন্ট এবং কোম্পানি সেক্রেটারী

ITC Limited
Nehru Road, KOLKATA-71

THE STATESMAN

KOLKATA FRIDAY 24 DECEMBER 2004

ITC Limited

Declaration of the Results of voting conducted by Postal Ballot in terms of the Notice dated 29th October, 2004

Based on the Scrutinizer's Report dated 21st December, 2004, the Results of Postal Ballot were declared on 22nd December, 2004 at 11 a.m. at the Registered Office of the Company, as follows:

SPECIAL RESOLUTION NO. 1 — Alteration of the Objects Clause of the Memorandum of Association of the Company.

	Number of Members	Number of Votes (value in Rs.)	Percentage of Votes
Total Postal Ballots received	13,349	1,77,68,42,120	—
Valid Postal Ballots received	12,829	1,77,55,05,940	99.92
Invalid Postal Ballots received	520	13,36,180	0.08
Postal Ballots in favour of the Resolution	12,629	1,76,21,39,420	99.17
Postal Ballots against the Resolution	200	1,33,66,520	0.75

SPECIAL RESOLUTION NO. 2 — Commencement of new Businesses by the Company.

	Number of Members	Number of Votes (value in Rs.)	Percentage of Votes
Total Postal Ballots received	13,349	1,77,68,42,110	—
Valid Postal Ballots received	12,829	1,77,55,05,930	99.92
Invalid Postal Ballots received	520	13,36,180	0.08
Postal Ballots in favour of the Resolution	12,625	1,76,21,26,420	99.17
Postal Ballots against the Resolution	204	1,33,79,510	0.75

The Special Resolutions Nos. 1 and 2, as set out in the Notice dated 29th October, 2004, were accordingly carried by the requisite majority.

Dated: 22nd December, 2004

Registered Office:
Virginia House
37, Jawaharlal Nehru Road
Kolkata-700071
India.

Sd/-
Executive Vice President &
Company Secretary

ITC Limited
Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

CERTIFIED TRUE COPY OF THE AMENDMENT TO THE MEMORANDUM OF ASSOCIATION OF THE COMPANY, APPROVED BY THE MEMBERS BY MEANS OF POSTAL BALLOT, THE RESULTS OF WHICH WERE DECLARED ON 22ND DECEMBER, 2004.

Insertion of the following sub-clause after the existing sub-clause 3 (a)(xx) in the Objects Clause of the Memorandum of Association-

"(a)(xxi) To manufacture, process, refine, buy, sell, deal, barter, import or export, whether as wholesalers or retailers or as principals or agents or brokers or otherwise, all kinds of personal care products, hair, skin, nail, eye and other beauty products, cosmetic products, cleansing compounds, baby care products, health care products, oral care products, shaving products, bath products, sanitary products, personal wash products, fabric wash products, laundry materials, home and industrial cleansing products, home care products etc., including but not limited to toiletries, perfumes, deodorants, pomades, powders, essences, lotions, creams, bleaches, conditioners, ointments, glycerine, oil, gel, hair dyes, shampoo, soaps, detergents, toothpastes, toothpowders, toothbrushes, dentifrice, and such other products and substances whether herbal, medicated, antiseptic or not, ingredients, by-products or accessories thereof and other materials required for the process, manufacture and use of the aforesaid products."

I certify the above to be a true copy of the amendment to the Memorandum of Association of the Company approved by the Members by means of Postal Ballot.

CERTIFIED TRUE COPY

ITC Limited

(R. K. Singhi)
Deputy Secretary

Dated : 24th December, 2004